Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: October 29, 2019

Gardner Denver
Third Quarter 2019 Earnings Conference Call
Tuesday, October 29, 2019, 8:00 AM Eastern

CORPORATE PARTICIPANTS Vik Kini - Investor Relations Vicente Reynal - Chief Executive Officer Neil Snyder - Chief Financial Officer

PRESENTATION

Operator
Good morning, and welcome to the Gardner Denver third quarter 2019 earnings conference call. All participants will be in listen-only mode. Should you need assistance, please signal our conference specialists by pressing the star key, followed by zero. After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your touchtone phone. To withdraw your question, please press star, then two.

Please note, today's event is being recorded. I would now like to turn the conference over to Vik Kini, Gardner Denver's investor relations leader. Please go ahead, sir.

Vik Kini
Thank you, and welcome to the Gardner Denver 2019 third quarter earnings call. I'm Vik Kini, Gardner Denver's investor relations leader. And with me today are Vicente Reynal, chief executive officer, and Neil Snyder, chief financial officer.

Our earnings release, which was issued yesterday, and a supplemental presentation, which will be referenced during the call, are both available on the investor relations section of our website, gardnerdenver.com. In addition, a replay of this morning's conference call will be available later today. The replay number, as well as access code, can be found on slide two of the presentation.

Before we get started, I would like to remind everyone that certain of the statements on this call are forward-looking in nature and are subject to the risks and uncertainties discussed in our previous SEC filings, which you should read in conjunction with the information provided on this call. For more details on these risks, please refer to Gardner Denver's annual report on Form 10-K filed with the Securities and Exchange Commission, which is available on our website at gardnerdenver.com. Additional disclosure regarding forward-looking statements is included on slide three of the presentation.

In addition, in today's remarks, we will refer to certain non-GAAP financial measures. You may find a reconciliation of these measures to the most comparable measure calculated and presented in accordance with GAAP in our slide presentation and in our earnings release, which are both available on the investor relations section of our website.

Turning to slide four, on today's call, we will review our third quarter highlights and 2019 guidance, as well as an update on the pending transaction with Ingersoll Rand. We will conclude today's call with a Q&A session. As a reminder, we would ask that each caller keep to one question and one follow-up to allow for enough time for other participants.

At this time, I will now turn it over to Vicente Reynal, chief executive officer.

Vicente Reynal
Thanks, Vik, and good morning to everyone.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Turning to slide five, let me start with a brief overview of the third quarter. Overall, Q3 was a good example of the team's ability to utilize the principles of the Gardner Denver Execution Excellence process, or GDX, in order to be nimble in the face of a softening economic environment. Despite continued headwinds in the upstream energy market and a slowdown in core industrial markets, particularly toward the end of Q3, we delivered solid results. In addition, the team pivoted to focusing on items within their control, resulting in solid working capital performance and free cash flow generation, as well as the execution of an incremental restructuring action.

Let me provide a bit more color on the financial highlights in Q3. From a total company perspective, FX-adjusted revenue and orders declines of 11 percent and 8 percent, respectively, were heavily impacted by the known softness in the upstream energy business, as well as strong prior year comps across the majority of our businesses. As you will remember, Q3 of last year was our strongest quarter in the upstream business with $186 million of revenue, including our strongest quarter of original equipment pump shipments.

As we have indicated, we expected the demand environment in upstream to be sluggish in Q3, including minimal original equipment pump shipments, and that was largely what we saw. Encouragingly, the remainder of the business, including industrials, mid and downstream energy, and medical, saw collectively FX-adjusted revenue growth of 1 percent and orders growth of 3 percent despite the tough macro-environment.

The company delivered adjusted diluted earnings per share of 41 cents and adjusted EBITDA of $142 million, with an overall margin of 23.8 percent. The team continues to do a good job navigating a dynamically changing environment as shown by the 30 basis point improvement in margin versus the second quarter despite $32 million less revenue. This improvement is due in part to continued execution on operational initiatives like Innovate to Value and restructuring to offset market headwinds.

I am particularly pleased with the rapid action the teams have taken to identify an incremental restructuring opportunity across the total business to prudently control costs in light of market conditions. The action was executed in September and is expected to deliver $10 million in annualized savings with $2 million expected to be realized in 2019.

From a balance sheet perspective, free cash flow in the quarter was $105 million. Free cash flow conversion to reported net income was 254 percent as the team continues to make strong progress on working capital improvements, including over $50 million of cash generation within the quarter from AP, AR, and inventory. The progress on inventory is a particular highlight as we have historically noted this as an area for improvement.

Inventory improved over $10 million from prior year levels and approximately $40 million when excluding the impact of upstream energy. By leveraging GDX to install inventory growth rooms, we believe there is considerable opportunity ahead of us. The strong cash performance led to net debt leverage of 1.9 times at quarter end, an improvement of .1 times as compared to Q2.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Looking ahead, due to expectations for continued sequential declines in upstream energy, as well as the continued softening in the overall market, which we expect to have impacts on both the base business as well as the timing of larger project shipments, we are updating full year guidance to a range of $550 million to $570 million.

Turning to slide six. Before we get into the specific components of the revised guidance, I think it is important to ground everyone on the expected year over year performance of the company. At the midpoint of our revised 2019 guidance, we are expecting adjusted EBITDA to decline by $122 million versus prior year. The performance in our industrials, mid and downstream energy, and medical businesses is expected to be quite solid. Despite persistent market headwinds for much of the year, these businesses are expected to deliver FX-adjusted year over year revenue growth of mid-single digits and EBITDA improvement of nearly $30 million.

Upstream energy accounts for nearly all of the expected year over year decline as market conditions coupled with lower spending levels from customers, particularly on larger CapEx items like original equipment pumps, is driving approximately $110 million of expected year over year declines. Important to highlight that nearly 85 percent of our 2019 revenues in the upstream business are expected to come from high quality aftermarket parts and services, which carry a high margin profile and tend to be comparatively less lumpy than original equipment. Also, at current levels, upstream energy is expected to be less than 10 percent of the revenue of the combined Gardner Denver and Ingersoll Rand industrials business, which should mitigate this business's impact on profitability looking forward.

Finally, the balance of the year over year movement is driven by higher corporate costs due to the drivers we outlined at the beginning of the year and increased FX headwinds due to continued weakening of the Euro and British Pound.

When I step back and assess the performance of the company, I am quite pleased with how our industrials, mid and downstream, and medical businesses are performing. And despite the year over year EBITDA decline in upstream, the team continues to take proactive steps to right-size the cost structure while at the same time deliver further on innovation, particularly in areas like consumables, to expand our growing base of aftermarket parts and services.

Turning to slide seven and guidance for 2019. We are revising total year guidance for adjusted EBITDA to a range of $550 million to $570 million from $610 million to $630 million. The revision is largely attributable to three main areas. First is upstream energy. While Q3 performance was largely in line with expectations, feedback from our customers lead us to believe that completions activity may be lower than in the fourth quarter of last year leading to a larger than usual sequential decline. In addition, our customers are lowering their capital investments and we do expect an extended holiday season this year. In total, we are expecting an approximately 40 percent sequential decline from Q3 to Q4.
Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Second is FX, as we have seen continued currency headwinds, particularly from the Euro and British Pound. Since the prior guidance, FX is now contributing approximately $3 to $4 million of anticipated incremental headwinds to adjusted EBITDA in the fourth quarter alone.

Third, is that we're not expecting the normal Q4 seasonal uplift that we typically see in industrials and downstream due to the continued softening of the market sequentially. In addition, we expect that several large projects will be deferred as we saw this already happening in September, particularly in our Runtech and Downstream businesses. The positive news is that these projects are not being cancelled; they're just moved out as customers continue to manage their timelines.

In total, we're expecting Gardner Denver revenue growth, excluding FX, to be down mid-single digits and down high single digits when including the impact of FX. Also, we are expecting year end net debt leverage to be approximately two times. In addition, we expect a slight improvement in the tax rate to approximately 20 percent, driven largely by geographic profit mix.

From a cash flow perspective, we continue to target greater than 100 percent free cash flow to reported net income conversion. We are revising our CapEx expectation to the bottom end of our previous range as we continue to be prudent due to market conditions as well as the Ingersoll Rand integration in order not to duplicate investments. However, we will continue to fund high return investments, particularly those focused on innovation and growth. And in total, we're expecting to deliver approximately $275 million of free cash flow for the total year.

Moving to slide eight, I will provide more color on the operating performance of our segments. I will start with the industrials segment, where we saw positive FX-adjusted orders and revenue performance, although below our original expectations. The industrials segment third quarter order intake was $313 million, which was up 3 percent to prior year, excluding FX. Revenues in the quarter were $316 million, up 1 percent excluding FX.

From a geographic perspective, the Americas saw positive FX-adjusted orders and revenue growth. While America’s growth was below our expectations, it is worth noting that industry reports indicate that we have outperformed the market growth rates for several quarters. And we're coming off some very large comps, including Q3 of prior year where revenue growth was in excess of 10 percent. In addition, the same third party industry reports also show that in the oil lubricated rotary screw compressor line, which is a core product offering for the US market, our performance for both Q3 and total year is above the industry in terms of both units and dollars. So, we feel pretty good about where we stand from a competitive perspective and our relative performance.

In Europe, despite the continued tough macro-environment, both orders and revenue grew low single digits. Asia Pacific saw negative performance, driven mainly by project delays in our Runtech business. These projects are related to several large turbo vacuum installations that are awaiting final commissioning at the customer site and which we believe will defer into 2020.
Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

In terms of the product lines, we continue to see solid performance in core compressors, as well as blowers, which were up low single digits on a FX-adjusted basis. Vacuum continued to see slight declines, driven particularly by Western European markets and China where the business is more aligned with industrial process oriented OEMs. As the market continues to soften across most major geographies, we are firm believers that continued product innovation will lead to differentiated growth.

We're very encouraged by the momentum we are seeing in our oil-free product line.  A recently installed compressor system at a food processing plant in the US, that included our Ultima oil-free compressor equipped with the iConn IoT platform, is delivering nearly 10 to 15 percent energy savings in both electricity and natural gas consumption. These savings are in excess of $300,000 on an annual basis at the customer location.

Moving to adjusted EBITDA. Industrials delivered $70 million in the quarter, which is flat excluding FX. Third quarter adjusted EBITDA margin was 22.2 percent, down 30 basis points versus prior year. The year over year margin decline was largely attributable to the weakness in Asia Pacific as well as the large project deferrals and this was the reason for higher decremental margins than usual.

Despite the overall segment margin decline, Americas and Europe combined margin expansion was positive, benefitting from initiatives like pricing, aftermarket and i2V to offset known headwinds, such as tariffs. Looking ahead to Q4, we expect decremental margins to be better than what we saw in the third quarter due, in large part, to the cost actions we have taken.

Moving next to the energy segment on slide nine. The energy segment third quarter order intake was $205 million, down 20 percent excluding FX, driven largely by the expected downturn in upstream energy, partially offset by a low double digit increase in mid and downstream. Revenues in the quarter were $209 million, down 29 percent excluding FX, with upstream revenues down 46 percent and mid and downstream revenues, collectively, down 1 percent, excluding FX.

Addressing the components of energy, let me first start with upstream. Orders were down 37 percent and revenue was down 46 percent, both excluding FX, and very much in line with the expectations at approximately $100 million each. From an orders perspective, we saw minimal orders for original equipment frac pumps, which was not surprising given market capacity utilization levels and customers stacking fleets. We were pleased that aftermarket increased 10 percent sequentially as we continued to see good momentum on many of our parts and services, while pricing levels remained relatively flat.

In terms of revenue, it was a very similar story as over 90 percent of our revenue composition came from aftermarket parts and services. This high concentration of revenue on healthy margin aftermarket components, as well as prudent cost control, allowed our upstream business to deliver adjusted EBITDA margins in excess of the total energy segment average, further demonstrating the financial resiliency of the business. In addition, decremental margins in the quarter were below 45 percent, which was improved versus the levels seen through the first half of the year and much lower than the 50 percent plus incrementals seen in many quarters when the business was ramping up.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

As we look ahead to the fourth quarter, we expect to see continual improvement on the decremental margins for the upstream business due to continued product initiatives. One of the many areas we have focused on in terms of ongoing productivity in the business is continued improvement in our manufacturing processes. On the bottom of the slide, you will see that we recently hit a landmark in our consumables manufacturing plant as we crossed over 1 million parts produced for valves and seats in the last 12 months. This has been largely attributable to investments in state of the art machine tools and automation, combined with lean manufacturing principles which allows for improved performance.

From a market outlook perspective, we continue to see a challenging environment heading into the fourth quarter. We expect that lower completions activity and customer capital spending reductions will drive negative sequential growth in the fourth quarter. As a result, we will continue to look at prudent cost measures to optimize our cost position.

On the mid and downstream side, orders were collectively up 10 percent and revenue was down 1 percent, both excluding FX. We are encouraged by the year over year growth in orders, which is largely helping to fill the funnel for 2020, and the overall project funnel remains very active. However, much like we saw in the second quarter, we have seen the project quote to order cycle extending.

From a revenue perspective, we did have a few larger projects in Asia Pacific get deferred from Q3, partially into Q4, and the balance into 2020. We are expecting a similar dynamic to happen in the fourth quarter. The positive news again here is that these projects are not being cancelled and are just moved out.

The energy segment delivered adjusted EBITDA of $55 million in the third quarter, which was down 41 percent to prior year excluding FX. As a percentage of revenues, third quarter adjusted EBITDA was 26.6 percent, down 520 basis points from prior year due to the decline in upstream energy while mid and downstream, collectively, margin performance was relatively stable.

Moving next to the medical segment on slide 10, order intake was $66 million, down 8 percent excluding FX.  The orders performance came on top of very strong prior year comps in excess of 20 percent growth.  In addition, the decline was due almost entirely to the timing of a large prior year frame order, which the customer is now placing in smaller quarterly installments.  Backlog remains healthy and in line with levels we have seen through much of 2018 and early parts of 2019.

Revenues in the quarter were $72 million, up 5 percent excluding FX.  Despite strong prior year comps of 19 percent growth excluding FX, the business continues to execute well on innovation and design wins.  One such example is highlighted on the bottom of the slide.  Our team recently won and delivered an order for an automated liquid handling solution for a chemical laboratory in Western Europe.  The system is comprised of multiple technologies from our Medical segment including robotic liquid handling solutions as well as syringe pumps to deliver a more efficient and reliable solution for the customer.  This example highlights an area that I am very excited about as we are now able to bundle multiple technologies from the portfolio to meet customer needs.  The ability to bundle technologies and provide innovative solutions for our customers has been an explicit component of our M&A strategy as we have diversified into liquid pumps and liquid handling solutions and I am very encouraged by the growth opportunities that lie ahead of us.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Medical Adjusted EBITDA performance for the quarter was $22 million, up 12 percent excluding FX.  Margins were 31 percent, up 190 basis points versus prior year, and marked the fifth consecutive quarter of triple digit margin expansion due largely to strong flow-through from volume increases and continued operational efficiencies driven by execution through the tools of GDX.

Turning to slide 11, let me spend a few minutes looking ahead to our exciting future.  Our simple four-point strategy provides a powerful foundation, underpinned by GDX, which allows for nimble execution even in changing economic conditions.

As I have mentioned previously, talent is at the center of everything we do and having the best team is core to the strategy.  I have gotten a chance to spend time with the Ingersoll Rand Industrials team over the past few months and I see a lot of similarities in the cultures between the two companies, which gives me confidence in our integration efforts.  In addition, we’re making great steps on completing the leadership team for the combined company, comprised of members from both organizations.

As you probably saw a few weeks ago, we announced the transition of the CFO role.  Emily Weaver will be joining Gardner Denver in December and comes to us from Fortive Corporation, where she most recently served as the Chief Accounting Officer.  Emily has an extremely strong background in finance and accounting and her performance-driven mindset and operational focus will make her a perfect fit for Gardner Denver and the future combined company with the Ingersoll Rand Industrials segment.  Emily has been involved in several large transformational transactions during her time with both Fortive and Danaher and will make her an ideal candidate to lead both the finance and IT functions of the combined organization.  I look forward to having Emily as my partner as we move ahead.

I would also like to personally thank Neil for his leadership and partnership over the last several years.  Neil has been a key driver in building and deploying our strategy and making Gardner Denver the performance driven company that it is today, and I wish him the best in his future endeavors.

Turning to slide 12, another core component of the strategy is ongoing margin expansion.  We have stated that we expect to deliver $250 million in cost synergies by the end of year 3 after the close of the deal and our confidence in achieving that target remains unchanged.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

On our last earnings call, we provided a framework of how the integration planning is happening with workstreams building charters, blueprints and work plans to define the future state organization and how we will deliver synergies across the enterprise starting on Day 1.  A key take-away here is that we are not waiting until deal closure to start building out the synergy funnel.

On the slide, you will see an example of how we are approaching the procurement work stream.  As we have previously mentioned, the largest area of saving expectation from the combined company is in Operations and Supply Chain, with procurement savings comprising a large piece of that equation.  Soon after the deal signing back in April, both Gardner Denver and Ingersoll Rand Industrials provided their full repository of both direct and indirect spend to a third party advisory group that we refer to as a Clean Team.  This Clean Team is able to analyze the data on behalf of both companies and create what we refer to as a locker room of RFQs that are ready to go starting on Day 1.  Each one of these lockers contains a specific commodity RFQ that is tied to a quantified savings opportunity along with a timeline for execution.  At this time, the Clean team has analyzed approximately 90 percent of the $2 billion-plus of combined direct material spend and 60 percent of the indirect spend. Overall, the funnel is progressing very, very well.

Similarly, the remainder of the workstreams are utilizing the principles of GDX and the toolkit of growth rooms to manage the integration planning process and build out the funnel for synergies.

Turning to slide 13, we continue to progress well in terms of the timeline for the transaction.  As a reminder, since the deal announcement back in April, we have already completed the US anti-trust process and the initial submissions for all international regulatory filings.  As we look ahead, we expect all of the required SEC filings to occur in the fourth and first quarters with the shareholder vote and other final steps occurring in Q1 of 2020.  This should continue to put us right on track for the anticipated early 2020 deal closure timeline.

In conclusion, while we continue to navigate a challenging market environment, I am very pleased with the proactive steps the teams are taking to manage those areas within their control.  GDX remains at the center of how we operate as a company and we’re using the toolkit to drive targeted growth initiatives while, at the same time, prudently managing costs and cash.  Looking ahead to 2020, while we will not be providing explicit guidance at this time, we do expect a slow growth environment and will continue to manage the business accordingly.

In addition, I continue to be encouraged by the progress the teams are making on the closure of the pending Ingersoll Rand transaction, as the long term prospects of the combined company and the value creation opportunity both remain very positive and more exciting than ever.

With that I will turn the call over to the operator and open it up for Q&A.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

QUESTION AND ANSWER

Operator
Yes, thank you. We will now begin the question and answer session.  To ask a question, you may press Star, then 1 on your touchtone phone.  If you’re using a speakerphone, please pick up your handset before pressing the keys.  To withdraw your question, please press Star, then 2.

At this time, we will pause momentarily to assemble the roster.

And, the first question comes from Andrew Kaplowitz with Citi.

Andrew Kaplowitz
Hey, good morning, guys.

Vicente Renal
Morning, Andy.

Andrew Kaplowitz
Vicente, how would you compare the current upstream downturn to the downturn in ’15 and ’16? You obviously have a much more robust business now, given your consumables exposure, serviceability, improved relationships with large customers.  But, it seems you’ve still been a bit surprised by the decline even with the end year after-market business.  So, how do you have confidence that the upstream business is nearing a bottom at this point?  Could you give us any thoughts on how to think about the business in 2020?  Can you sustain the order rates that you have spoken about in the past of $30 million or so in the after-market related orders?

Vicente Reynal
The big difference is exactly as you said. Since today, when you look at the business, most of it is after-market and consumables.  As we said, revenues, roughly 90 percent of it are after-market, and that is kind of comprised of lines of consumables that we did not have back at the last down cycle.

So, I think that is definitely providing us a much better margin profile, as well as a much better revenue profile as we have seen in this down cycle.  When you look at a year over year comparison of the upstream business, the biggest change here has been the original equipment pumps, where you have roughly anywhere between 100 to $150 million less revenue on a year over year basis.  We had said that that was definitely not going to occur into 2019 and it has proven to be exactly correct.

In terms of your question, what we have seen and many of you have read too as well, is that in the past weeks there have been plenty of announcements from pressure pumpers with many of them announcing that they’re coding up and pairing all capacity.  Our estimates of public and private companies is that approximately 2 million of horsepower is being impaired and retired, and I think that’s good news for the industry as this helps bring supply and demand back into the balance.

In addition, you have several other customers that are stacking up fleets and cannibalizing equipment.  And, while we don’t expect this trend to change in the fourth quarter, I mean we know this is unsustainable over the short to medium term, as the equipment does need to get maintained and eventually replaced.  So, we need to continue to keep a close eye on this. We think it will definitely provide some, perhaps, pent up demand.

And, although we are not providing 2020 guidance at this time, it is worth noting that a couple of the major pressure pumping companies are expecting Q1 2020 activity to tick up from Q4 ’19 levels and others are saying a rebound may happen at some point in time next year.  But, again, it’s too early to tell. So, we will see as we exit 2019 and we have more conversations with our customers on their 2020 spend and CapEx expectations.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

So, needless to say, I mean, I think as we said during the remarks, we continue to be excited about that this business, in the third quarter, delivered above EBITDA margin profile for the energy segment.  And, even with these lower revenues in the fourth quarter, we still expect it to be an above 20 percent EBITDA margin business.

Andrew Kaplowitz
Vicente, thanks for that.  And, then can you talk about the cadence in the quarter for the rest of your business?  As you mentioned, you’re expected a quarter-end ramp of industrials that have been in downstream, especially U.S. didn’t happen and the conditions actually softened as the quarter went on.  But, some of your industrial peers have seen a bit of an improvement toward the end of the quarter in Europe, for example, or here in October.  So, if you continue to see deferrals of orders or have there been any stabilization in region-wide markets?

Vicente Reynal
Yeah, what we have seen here in the month of October is, I’ll say, stable compared to the exit rate that we saw in the third quarter.  And, I think October is largely in line with expectations.  So, and as we kind of think about it too, as well, Andy, in the third quarter, as we expected industrials to be mid-single digit with a low single digit ex-FX and the drivers, in that case, were Americas and as you pointed out and we said in the remarks, due to the lack of the ramp.  But, also keep in mind that we also mentioned that some of the change that we’re doing in the guidance and what we saw in the third quarter, it had to do with some project pushouts and these are kind of meaningful large projects that got pushed out to Q4 and 2020.

Andrew Kaplowitz
Thanks, Vicente.

Vicente Reynal
Sure. Thank you, Andy.

Operator
Thank you. And, the next question comes from Mike Halloran with Baird.

Mike Halloran
Hey, morning, everyone.

Vicente Reynal
Morning, Mike.

Mike Halloran
So, just kind of continuing on that train of thought, Vicente, are the end markets you’re serving right now growing on an organic basis?  And, if the sequential trend continues from what you saw in the third quarter and through October here, does that imply the end markets themselves can grow in 2020? Probably some greater challenges in the front half of 2020 versus the back half, but just trying to understand the cadence in the underlying end markets as you look this year and then into next year a little bit.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Vicente Reynal
Yeah, so a couple of things there, Mike. First of all, to answer your question, yes that’s kind of our expectation and if you--what we said also is that our core oil-lubricated compressor - the core business - is still seeing growth, low single digit growth, and that is across most of the end core markets that we have, including the U.S. where we continue to see even in the third quarter, some pretty good growth on core oil lubricated. And, this is on top of some pretty tough comps from 2018.

So, I think when you look at our data points, I think it’s better to think about it more from a kind of a two year period in a sense that we’re still growing, but we’re growing on top of some very tough comps. And, to re-ground everyone -- we’re still going to see a year over year growth in industrial markets. So yes, I mean, the way you framed that up is correct.

Mike Halloran
And, then when you’re thinking about the restructuring side of things, obviously it’s an incremental restructuring this quarter. You’ve had other actions going in place this year. Could you just help provide a cumulative sense for where--what kind of actions you’ve taken this year on a whole, what that means in terms of savings implied for 2019, and then what the run rate of savings on top of all that -- call it the incremental run rate for savings going into next year - - would be from all the actions you’ve done?

Vicente Reynal
Sure. So, so far into the year, we’ve spent approximately I think $16 million in restructuring actions. Early in 2019, the actions that we took were largely in the upstream business and that’s why you’re seeing that the decremental margins have improved sequentially, even though the revenues sequentially has declined, kind of accelerated. So again, it proves that the actions we did in the upstream side are really impacting the business positively.

And, the team continues to work on a few more actions here in the fourth quarter, particularly on productivity improvements. And, the action that we just recently took of roughly $10 million annualized savings, we expect that $2 million of that will be in 2019, benefit of that in the P&L, and roughly $8 million of carryover into 2020.

Mike Halloran
Appreciate it. Thank you.

Vicente Reynal
Thank you, Mike.

Operator
Thank you. And, the next question comes from Nathan Jones with Stifel.

Nathan Jones
Morning, everyone.

Vicente Reynal
Morning, Nathan.

Nathan Jones
Vicente, you talked about the industrial market ex FX or industrial business being up low single digits. I think it’s probably down maybe 2 or 3 percent on an organic basis, which is down from the mid-single digits in the first half. Maybe could you talk a little bit more about the submarkets in there where you’ve seen those weakening? I think you said the core compressor market is still up lower single digits. Where are the parts of the market that you’re seeing the softness?

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Vicente Reynal
Sure, Nathan. And, let me just reframe for you. The organic growth has been about negative 1 percent, so down about 1 percent organic and, yes, the markets have slowed down. In the third quarter, we saw low single digit growth in compressors and blowers ex FX. We’re quite pleased with this performance.  This is actually good performance as third party reports in the U.S. support we are outperforming the market in the third quarter and year to date for oil lubricated compressors.

Now, the vacuum--industrial vacuum, we have seen that is kind of more correlated with OEMs. That has continued to be softer than the other two kind of core product lines.

Nathan Jones
Okay, that’s helpful and I think it’s pretty clear that you are outperforming the submarkets. Interesting discussion there about the pre-acquisition work you’re doing on IR. I think typically, you would see some of those cost synergies be more year 2 weighted or year 3 weighted. Does the work you’re doing here maybe accelerate the expectation and some of that $250 million of cost savings? And, is there any directional kind of guidance you could give us on how you think those will be realized?

Vicente Reynal
Yeah, Nathan, potentially, I mean, we’re still doing obviously the integration planning and as we get to close, we will have more visibility on how much we could potentially accelerate based on the macro-economic environment. But, the phasing that we’re thinking right now is a 10 to 15 percent realized run rate in the P&L in year 1 with a ramp up from there with actions to be taken by the end of year 3 to see the run rate savings in the P&L by that time.

Nathan Jones
Okay, that’s helpful. Thanks very much.

Vicente Reynal
Thank you, Nathan.

Operator
Thank you. And, the next question comes from Julian Mitchell with Barclays.

Julian Mitchell
Hi, good morning.

Vicente Reynal
Good morning, Julian.

Julian Mitchell
Morning, and thanks, Neil, for all the help and wish you all the best in the future. Maybe just a first question around the mid and downstream energy piece. I think it looks as if that’s implied in Q4 to be down double digits, just given your saying the year is sort of flattish and you had a very, very strong Q1. I just wanted to check if that’s right. And, if so, what’s really driving that big downturn in the market? Is there any particular geographic presence there or type of customer which is driving that short fall and whether you think that that downturn, in the mid and downstream markets in particular, could last through some time through next year as well.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Vicente Reynal
Sure. Sure, Nathan. So, we’re seeing mid and downstream actually closer to flattish in the fourth quarter and it’s going to be up sequentially from Q3 and, if you remember, we talked a lot about some pretty large projects in our schedule in the fourth quarter. Now, in our new guidance, we’re assuming some of them still phase into 2020, just as we saw some pushouts from Q3 to Q4.

And as we go through with our teams project by project, we assign a probability based on what current market conditions are saying.  Some projects will then get pushed to 2020, but we expect mid and down to be flattish in the fourth quarter.  The good thing is on the mid and down, as you saw with a double-digit order growth in the third quarter, it continues to build the funnel for 2020.

Similar to what we saw in industrials, Asia Pacific tends to be the region where we’re seeing multiple pushouts here in the fourth quarter into 2020, and the positive news here is that these projects are just getting deferred.  They’re not getting canceled.  In many of these projects, the customer prepays already a certain amount of cash, and I think when they get commissioned and installed, that’s when they need to do a last payment.  In some cases, we think that some customers are just managing their cash.

Julian Mitchell
My second question, just looking at the balance sheet leverage.  Initially, I think you’d said that at the time of the Ingersoll Rand deal close, you’d be about 2.3 times net debt EBITDA pro forma pre-synergies.  That was when you were thinking year-end this year would be about 1.6 times at GDI.  GDI itself is now up to 2 times levered at year-end, so just wondered what your view or how your view has changed of the pro-forma leverage as of the deal close date early next year.

Vicente Reynal
As we get closer, we’ll be able to see.  I think mid-2s is still probably within the range, but we’re still waiting to get a lot of the carve-out financials and everything else to have a better perspective and a better view on what that might be.

Operator
Thank you, and the next question comes from Nicole DeBlase at Deutsche Bank.

Nicole DeBlase
So first question is around the cost-actions that you’re taking.  You talked about how a lot of this is obviously happening within upstream energy, but I think you also mentioned that you expect decremental margins within industrials to improve in the fourth quarter.  So, just curious if there’s a sense of how much your structuring payback goes into industrials relative to upstream energy and what gives you confidence around that improvement in decremental margins within industrials.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Vicente Reynal
So, the comment I made about the restructuring of the upstream that was really more related to the beginning of the year.  The $10 million of annualized savings that we just executed here in the third quarter, you can actually spread it roughly the same as a percentage of revenue.  So, you can think about that roughly 50% of that will be in industrials, and even when you think about the $2 million in savings that will be generated in 2019 from that restructuring that we did in the third quarter, about 50% of that will come into the industrials.  So, I think that in combination with the impact of I2V, sourcing and pricing and some of the other cost-actions that continue to accelerate through the year, that is what will give us that confidence of having better decrementals, as we go into the fourth quarter, for industrials.

Nicole DeBlase
Thanks, Vicente.  Then just maybe a little bit more on the midstream and downstream order strength that you called out.  I think the general perception is that midstream CapEx is going to be pretty weak into 2020, so just curious where that strength is actually coming from.

Vicente Reynal
What we have seen, the strength is really coming from when we’re able to combine multiple technologies to offer unique solutions.  And in some cases, we’re uniquely positioned in the sense that we have liquid ring compressors with our Garo business and liquid ring vacuum pumps within the Nash business, and when you combine those two, it really offers some pretty unique solutions to customers to ensure that they see productivity gains in their factories and processes.  So, that is really what we’re seeing most of the good momentum coming through, is really from highly engineered solutions that combine multiple technologies.

Operator
The next question comes from Joe Ritchie with Goldman Sachs.

Joe Ritchie
Maybe just touching on upstream for a second.  If I heard you correctly, the upstream energy Q4 run rate is going to be roughly $60 million.  I know we’ve been holding this $100 million line on a quarterly basis throughout the year.  How do you think about 60 improving as we head into 2020?  Are we going to be at this kind of $60 million run rate for a few quarters?

Vicente Reynal
We don’t believe that this is a new run rate.  Keep in mind that Q4 has been negatively impacted by customers lower spending and lower activity level, and what we expect to be an elongated holiday season and this is why we’re expecting roughly the $60 million revenue in the fourth quarter with almost all of it being after market.  While it’s always difficult to call a trough or bottom in the oil and gas market, we do believe that the levels we will see in the fourth quarter are levels that we consider to be pretty close to the trough.  So, that is the way we’re thinking about it.

Joe Ritchie
Maybe if I think about a longer-term question and you think about the upstream business and then some of the dynamics that are occurring in the space today, where you have E&Ps being a lot more disciplined from a capital perspective.  You have reserve lending drying up.  I’m just trying to understand how do you guys think about this business.  What’s the new normal for this business?  Can we ever get back to prior peaks in this business, or should we be thinking about this business from a normalized perspective as being somewhere lower than where you guys have peaked before?
Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Vicente Reynal
We still see continued opportunity for multiple levers of growth.  Think about that this year we have seen on the frac side basically almost no original equipment pumps.  The pumps are still working pretty hard out in the field.  So, that cycle is still as yet to come.  As we were finishing up 2019, many people thought that we were going to see an OE replacement cycle.  That obviously has not come through in 2019.  That still needs to happen, and as customers are stacking up fleets, cannibalizing fleets, and in many cases also paring back on the capacity of fleets, it is expected that that equipment replacement will come.

The second lever for growth is that this year we’re seeing basically zero drill business right now:  from drill pumps or consumables for drill pumps.  So, that is again another one that you could expect to be coming back in the future.  And the third lever is our team does not stop innovation even in a trough year.  So, we’re pretty excited with the new innovations that we’re working on with basically taking our pumps and really utilizing them for other non-gas applications.  And I think it’s going to be pretty exciting that what the team is doing with a lot of strategic work here on how to diversify and take the same technology of high-pressure reciprocating pumps and apply that to other processes that we feel could greatly benefit from having these types of technology.

Operator
Thank you, and the next question comes from Josh Pokryzwinski with Morgan Stanley.

Josh Pokryzwinski
Just a question on the industrial business.  I know we’ve covered a lot of ground on upstream and projects in general.  But thinking about the combined compressor offering with yourselves and Ingersoll Rand, I think organically orders in that business were down a little bit too.  Do you think about those combined businesses as being on any kind of offsetting cycle?  Obviously, they’re both weak right now or weaker, but are they on the same cyclicality, where we should expect more of the same when they get combined, or are there other niche markets in there where maybe one plus one kind of flattens out a little bit in terms of that cyclical amplitude?

Vicente Reynal
When you think about it, and obviously we’ll listen to the Ingersoll Rand earnings call for more detail, but you can actually look in the Atlas Copco earnings report where they talk about good booking momentum on the large compressors.  That is a technology that at Gardner Denver we don’t have.  That is a technology that is complementary to what we have and we know in the combined company we can really leverage all that technology.

So if we think that these large gas process compressors combined with the commentary that we made about oil-lubricated core compressor technology, it’s still doing well for us.  We get excited that the combination continues to be within what we have called out as our thesis:  complementary technology that gives us better leverage for long-term value creation.  There’s also some niche products around vacuums and specialty pumps.  Obviously, if you go beyond the pumps and the compressors, what Ingersoll Rand has done with the PFS acquisition is to really create very highly complementary technology for some of other spaces, like the medical segment.  So yeah, I think there could be a possible combination here, where the combination of technologies provides better or less cyclicality as we go forward.

Josh Pokryzwinski
Following up on the earlier question about day one leverage maybe being a little bit higher on an EBITDA basis just as a function of kind of the recent stepdown in the core business, does that make you rethink at all some of the portfolio optionality on the combined organization?  Maybe some noncore businesses that could be more closely examined?  I guess the point would be if you accelerate the journey into compression M&A and to the extent the deal levering slows that down, looking at the portfolio may be an accelerant there.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Vicente Reynal
It doesn’t change our thinking dramatically.  We still like the portfolio.  Having said that, we love the portfolio optionality that we have.  We’re still going to be very prudent, and I think this is the exciting portion is that we’re combining two great companies.  We’re going to be very focused on the synergy creation on the $250 million, and from there, we have just incremental optionality to do different things.

Operator
Thank you, and the next question comes from John Walsh with Credit Suisse.

John Walsh
Just wanted to put a couple of answers together here.  Obviously, I know you don’t want to talk about 2020 guidance yet, but I want to make sure.  It sounds like in a response to an earlier question energy absolute dollars is closer to trough than not.  You have restructuring savings that will carry over into next year.  I think you said you expect end markets to grow or at least that’s the best expectation today.  Should we assume that EBITDA growth happens next year?

Vicente Reynal
We’re definitely expecting that it’s going to be a slow-growth environment into 2020.  We’re clearly really focused on our prudency around cost and restructuring.  We’re going to see the first half of the year have some stiff comps.  As you have seen here in the first half of the year, we’re doing really well on basically all cylinders.  Upstream, midstream medical and industrial.  So, there will be some tough comps in the first half of the year.  In terms of the growth of EBITDA, that’s what we always want to be able to achieve, and that’s where we’re driving our teams.  We’re basically saying that slow growth is here, but we need to continue to do margin expansion, and we’ll continue to execute our prudent playbook on margin expansion with either sourcing, restructuring, or price and keep very focused on the items that are within our control.

John Walsh
What are your expectations on price-cost on a go-forward?  How green are we, and how do you expect that to trend as input costs could come down?

Vicente Reynal
If I take the last quarter here in terms of the proof point, in industrial, price cost is still positive.  We saw about a 2% price improvement year-over-year, which offset the impact of tariffs and other costs.  What we saw in the third quarter, the offset here was really due to Runtech on some of these large project deferrals.  So, we expect that price in industrials continues to be in that range, 1 to 2%.  We have always said that the quality of earnings are always more important for us.  We don’t compete in price.  We compete on technology and innovation, and that will lead us to command the price point.

Operator
Thank you, and the next question comes from Igor Levi with BTIG.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Igor Levi
On the US frac market, how long can the industry potentially go on cannibalizing fleets before they run out?  Have you done that kind of analysis or spoken with customers on that topic?

Vicente Reynal
Not necessarily, but you can imagine that we do the same thing that many other people do.  Many of our sales guys, when they drive to customer locations, they see the fleets that are parked in the graveyards or in the yards, and they do see.  They do inventory around the number of fluid ends not on the pumps or the trucks that don’t have any pumps.  So, we do that on a weekly basis with our sales teams going to customers.  I prefer not to quantify it.  We quantify it ourselves internally but don’t express those numbers, but it is happening and it is real. I don’t think it’s to the point to the last downturn, but it’s getting there.

Igor Levi
Given the weakness we’re seeing upstream in energy, could this open up opportunity for consolidation?  I know you’re looking to reduce upstream exposure, not the other way around, but I wonder if there’s some opportunities that could be too good to pass up.

Vicente Reynal
Potentially.  We hear that there could be a lot of consolidation from our customer base.  We actually like that because if you think about it when we look at our platinum accounts, our key relationship customers, those are tier 1 and tier 2 pressure pumper customers that they know and really understand total cost of ownership, and we’re very uniquely positioned to be able to provide that, whereas other independent sellers for single fluid in or single parts, they just cannot provide the total equation that we can provide.  So, consolidation happening on the customer base, we hear about it.  We have seen some of it with Keane and CJ, and hopefully, there’s more to come on that.

Operator
Thank you.  At this time, I would like to return to (unintelligible) for closing comments.

Vicente Reynal
Thank you, everyone, for your interest in Gardner Denver.  I would say also it’s quite important, I just want to thank all of our employees at Gardner Denver for the continued execution, even in these tough market and economic environments, and we’re very pleased with how our teams continue to progress through the integration planning, and we’re very excited to continue to work with Ingersoll Rand on the integration.  We look forward to getting to a close and continuing to execute here through the end of the year, but at the same time, we will continue to work on the integration planning.

With that, thanks, everyone, and I look forward to seeing many of you over the next few weeks or months.

Operator
Thank you.  The conference has now concluded. Thank you for attending today’s presentation.  You may now disconnect your lines.
Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc (“Ingersoll-Rand”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll-Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll-Rand U.S. Holdco Inc. (“Ingersoll Rand Industrial”), or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll-Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14)  Ingersoll Rand obtaining approval of its shareholders to change its name and (15) other risk factors detailed from time to time in Ingersoll-Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll-Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll-Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This transcript is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.

Gardner Denver
Tuesday, October 29, 2019, 8:00 AM Eastern